Exhibit 99.4

Computershare Trust Company of Canada 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

Please print in ink. Print in CAPITAL letters inside the grey areas as shown in this example.

A	B	C	1	2	3	X	Fold

Form of Proxy - Annual General Meeting of Shareholders to be held on May 4, 2004

Notes to Proxy

1.         Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.         If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this form. If you are voting on behalf of a corporation or another individual you may require documentation evidencing your power to sign the proxy with signing capacity stated.

3.         The proxy form should be signed in the exact manner as the name appears on the proxy.

4.         If the proxy form is not dated, it will be deemed to bear the date on which it is mailed to the holder.

5.         The securities represented by this proxy will be voted as directed by the holder, however, if such a specification is not made in respect of any matter, this proxy will be voted as recommended by Management.

ELECTRONIC DELIVERY OF SECURITYHOLDER COMMUNICATIONS

We are implementing a voluntary program for delivery to securityholders of company documents by electronic means. This will result in increased convenience to securityholders, benefits to our environment and reduced costs. This new initiative will give securityholders the ability to electronically access important company documents easily and quickly.

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To Receive Documents Electronically

• You can enrol to receive future securityholder communications electronically, by visiting www.computershare.com - click “Investors” and then “Electronic Shareholder Communications”.

Proxies submitted must be received by Computershare Trust Company of Canada before 5:00 p.m., Eastern Standard Time, on Monday, May 3, 2004.

THANK YOU

0039IE

This Form of Proxy is solicited by and on behalf of Management.

Appointment of Proxyholder

The undersigned holder of Common Shares of Cascades Inc. (the “Company”) hereby appoints Bernard Lemaire, Chairman of the Board, or failing him, Robert F. Hall, Corporate Secretary	OR	Print the name of the person you are appointing if this person is other than one of the identified names.

as proxy of the undersigned with power of substitution, to attend and to vote all of the Common Shares of the Company held by the undersigned at the Annual General Meeting of Shareholders to be held on Tuesday, May 4, 2004 or any adjournment thereof, with authority to vote at the said proxy’s discretion, unless herein otherwise specified:

1. Election of Directors

FOR all nominees:	☐
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WITHHOLD vote for all nominees:	☐

2. Appointment of Auditors

	For	Withhold
Appointment of PricewaterhouseCoopers LLP as Auditors	☐	☐

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Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any Proxy previously given with respect to the Meeting. If no voting preferences are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)	Date - Day	Month	Year
	/	/

Quarterly Financial Statements Request

In accordance with securities regulations, shareholders may elect annually to receive quarterly financial statements, if they so request. If you wish to receive such mailings, please mark your selection.

☐	Mark this box if you would like to receive Quarterly Financial Statements by mail.

You can also receive these documents electronically - see reverse for instructions to enrol for electronic delivery.

C A S Q